

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Via E-mail
Sarah A. O'Dowd
Group Vice President and Chief Legal Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

> **Re:** **Lam Research Corporation**
> **Registration Statement on Form S-4**
> **Filed January 31, 2012**
> **File No. 333-179267**

Dear Ms. O'Dowd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 40

1. Please disclose the "specificity" included in Party A's revised proposal. Also disclose the "significant amount of conditionality in the proposal," and describe how that conditionality differed from the conditionality in the Lam Research proposal.

2. Please clarify how the Lam Research proposed exchange ratio was favorable as you disclose at the top of page 47. Also disclose which "other items" proposed by Lam Research were favorable. Provide sufficient disclosure so that investors can adequately compare the proposals.

3. Please tell us about all relationships between Party A and Novellus.

Novellus' Reasons for the Merger, page 51

4.   Please revise your disclosure to include a more detailed discussion of why the offer from Party A was deemed less attractive than the Lam Research offer. Provide sufficient disclosure so that investors can understand why the board rejected Party A's proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Daniel R. Mitz, Esq.